Mobetize Corp.
51 Bay View Drive
Point Roberts, Washington 98281
Telephone: (206) 347-4515

December 3, 2013

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:      Larry Spirgel
Assistant Director

Dear Sirs:

Re:	Mobetize Corp. (the "Company") Amendment No. 2 to Form 8-K File No. 333-181747 Filed November 22, 2013

Further to the filing of a Current Report on Fonn 8-K/A of the Company filed on November 22, 2013 (the "Current Report"), the Company writes to update to response to your letter to the Company dated December 2, 2013 regarding the Company's Current Report on Fonn 8-K/A. For your ease of reference, responses of the Company to your comments are numbered in a corresponding manner:

Note  4, page F-8

1.
We note your response to comment number 7. We also note in your disclosure, on page 23, that you have been recognizing m-commerce service revenue provided via contracts acquired from Alligato, Inc. Please clarify why you have not commenced amortization of the intangible assets acquired from Alligato, Inc.

Response:
The m-commerce contracts that were bought from Alligato are not related to the Mobetize platform (the "Platform"). The m-commerce revenues that the Company currently recognises are primarily professional services/software development revenues. As such, they do not relate to the Platform that was purchased from Alligato. The Company  anticipates  that  the Platform will begin to generate revenue in the quarter  ended March 2014 and, at such time, the Company will commence amortization  of the Platform.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

MOBETIZE CORP.

Per: